

May 7, 2020

Darrin R. Uecker
President, Chief Executive Officer and Director
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, CA 94545

      Re: Pulse Biosciences, Inc.
          Amendment No. 4 to Registration Statement on Form S-3
          Filed May 7, 2020
          File No. 333-237577

Dear Mr. Uecker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-3 filed May 7, 2020

Cover Page

1. We note your response to our oral comment issued May 6, 2020. Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the principal amount of securities to be offered in a pre-effective amendment. Accordingly, revise your registration statement to disclose the total number of units you are registering, rather than registering a dollar amount. For guidance, refer to Question 227.02 of Compliance and Disclosure Interpretations for Securities Act Rules.

You may contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew D. Hoffman, Esq.